M



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                                    --------

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



For the month of         December                              2005
                         --------------------------------     -----------
Commission File Number   000-23464
                         --------------------------------     -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

       Form 20-F                          Form 40-F      X
                ----------------                  ----------------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

       Yes                                No            X
            ------------------                ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ---------------


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                                 DOCUMENT INDEX



Document
--------

     1 News Release dated December 7, 2005 ("ECONTENT MAGAZINE SELECTS HUMMINGBIRD AS ONE OF THE COMPANIES THAT MATTER MOST IN THE DIGITAL CONTENT INDUSTRY")
     2. News Release dated December 9, 2005 ("HUMMINGBIRD ANNOUNCES SHARE BUY-BACK PROGRAM")
     3. News Release dated December 21, 2005 ("HUMMINGBIRD RECEIVES "STRONG POSITIVE" RATING IN RECORDS MANAGEMENT MARKETSCOPE REPORT FROM LEADING INDUSTRY ANALYST FIRM")


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                                                                     Document 1


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[GRAPHIC OMITTED]


       EContent Magazine Selects Hummingbird as One of the Companies that
                   Matter Most in the Digital Content Industry


  Hummingbird recognized in the annual "EContent 100" list for its integrated enterprise content management solution

Toronto - December 7, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that EContent magazine has included Hummingbird in its fifth annual "EContent 100" list of companies that matter most in the digital content industry.

Compiled by EContent contributing editors along with Information Today editors, the EContent 100 list is a selection of companies that continue to innovate and deliver products and services that further the evolution of digital content. Hummingbird was recognized in the "Content Management" category acknowledging Hummingbird's strengthened integrated enterprise content management platform with the addition of a proven Web Content Management (WCM) solution from RedDot Solutions.

"The EContent 100 list is not decided upon using scientific means; rather the process is a collaboration between many industry experts who take a discerning look at the candidates and their offerings, to identify the innovators and leaders," said Michelle Manafy, Editor of EContent. "Organizations looking for digital content vendors can rest assured that when consulting this list, they are reading about companies that we feel fulfill the promise of digital content. Hummingbird has certainly earned its place on our list."

"We are very honored to be recognized as one of the EContent 100 companies that matter most in the digital content industry," said Barry Litwin, President and CEO, Hummingbird Ltd. "Hummingbird Enterprise, our leading enterprise content management suite, represents a fundamental shift in the way organizations will leverage content to address their business challenges. Beyond facilitating the control and management of business content, Hummingbird Enterprise offers organizations a framework to deploy content-driven solutions that mitigate risk, reduce costs, and generate business advantage."

The 2005 EContent 100 can be found in the December 2005 issue of EContent magazine and online at http://www.econtentmag.com/EContent100/.
                       ---------------------------------------

About EContent
EContent is the premier publication for the digital content industry. It is dedicated to one of the most essential commodities any business has to offer--content. EContent is essential reading for executives and professionals involved in content creation, management, acquisition, organization, and distribution in both commercial and enterprise environments. It delivers essential research, reporting, news, and analysis of content related issues.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com



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                                                                    Document 2


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[GRAPHIC OMITTED]


                  Hummingbird Announces Share Buy-Back Program

Toronto -December 9, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, gave notice today that it intends to make a normal course issuer bid for its common shares through the facilities of the Toronto Stock Exchange ("TSX") and NASDAQ. As at the close of business on December 2, 2005, 17,419,588 common shares of the Corporation were issued and outstanding.

The Corporation intends to purchase for cancellation, if it considers it advisable to do so, up to a maximum of 1,500,000 common shares, being 9.8% of the Corporation's "public float." The price at which the Corporation will purchase such shares will be the market price at the time of any particular transaction.

The bid will commence on December 13, 2005, and terminate on December 12, 2006, unless the maximum number of shares purchasable thereunder has been acquired before that time. During the twelve months ended November 23, 2005, under the previous normal course issuer bid, the Corporation acquired 95,100 of its common shares with a weighted average price of Cdn.$25.61.

The Corporation has a strong cash position and cash flows and believes that its shares are undervalued. The bid is being made because the directors of the Corporation believe that the purchase and cancellation of the common shares constitutes a good use of the Corporation's funds and that the Corporation and its shareholders will benefit from such acquisitions.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs approximately 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.

Hummingbird Contacts
Inder Duggal                    Dan Coombes
Chief Financial Officer         Director, Investor Relations
Hummingbird Ltd.                Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205     Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com    daniel.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com


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                                                                    Document 3


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[GRAPHIC OMITTED]


       Hummingbird Receives "Strong Positive" Rating in Records Management
              MarketScope Report from Leading Industry Analyst Firm

   According to report, vendors receiving "strong positive" rating should be considered a strong strategic choice for a records management system

Toronto - December 21, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced it received a "Strong Positive" rating in the Gartner MarketScope* for Records Management, 2005(1) report. Strong Positive is the highest rating given.

Gartner considers companies receiving a Strong Positive rating as a "solid provider of strategic products, services or solutions" and recommends that existing customers "continue investments" while potential customers "consider this vendor a strong strategic choice."

Gartner evaluated vendors based on several criteria including core product and service capabilities; approach to product development and delivery with an emphasis on differentiation, functionality, methodology and feature set; market understanding; marketing execution; the soundness and logic of the business model; and overall viability including an assessment of the overall financial health of the organization.

"We are pleased to see the market recognition of our thought leadership and domain expertise reflected in the Gartner MarketScope for Records Management," said Barry Litwin, President and CEO, Hummingbird Ltd. "Hummingbird is the only enterprise content management vendor that treats records management as a practice and not just a product. Whether it is corporate government practices for Sarbanes-Oxley, compliance with DoD 5015.2 or UK TNA, or proactive compliance for law firms, Hummingbird is in the enviable position of providing the best mix of product, best practices and domain expertise."

For the full report, please visit www.gartner.com.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

*The MarketScope is copyrighted December 15th, 2005, by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.


-----------------
(1) Gartner Inc. "MarketScope for Records Management, 2005" by research vice presidents Kenneth Chin and Debra Logan, dated December 15, 2005.

For further information, please contact:

Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Hummingbird Ltd.                    Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359         Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Hummingbird Ltd.
                                   --------------------------------------------
                                                     (Registrant)



Date:  January 3, 2006               By: /s/ Inder Duggal
       -------------------------         --------------------------------------
                                                     (Signature)
                                         Inder P.S. Duggal
                                         Chief Financial Officer